Exhibit 4.17

GUARANTEE AGREEMENT
This Guarantee Agreement (the “Guarantee Agreement” by Markel Corporation (“Markel”) is dated June 30, 2014, in favor of the Holders of the Notes issued under the Indenture (as hereinafter defined). Capitalized terms used herein without definition shall have the meanings given to them in the Indenture referred to below.
WHEREAS, on September 27, 2010 Alterra Finance LLC (“Alterra Finance”) issued $350,000,000 aggregate principal amount of 6.25% Senior Notes due 2020 (the “Notes”) pursuant to an Indenture dated as of September 1, 2010 and the First Supplemental Indenture thereto dated as of September 27, 2010 (as supplemented by the Second Supplemental Indenture dated June 30, 2014, collectively the “Indenture”) by and among the Company, Alterra Capital Holdings Limited, as guarantor (“ACHL”), and The Bank of New York, Mellon, as trustee (the “Trustee”).
WHEREAS, on May 1, 2013, a wholly-owned subsidiary of Markel merged with and into ACHL, with ACHL as the surviving entity (the “Merger”).
WHEREAS, as a result of the Merger, ACHL is a direct, wholly-owned subsidiary of Markel, and Alterra Finance is an indirect, wholly-owned subsidiary of Markel.
WHEREAS, Markel has determined that there is no statutory or contractual requirement for ACHL to have audited financial statements;
WHEREAS, in the absence of audited financial statements for ACHL, it will be difficult to retain investment grade ratings for the Notes;
WHEREAS, Markel wishes for the Notes to be rated and is willing to provide the Markel Guarantee (as defined below) as protection for the Holders of the Notes.
NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Markel agrees, for the equal and ratable benefit of the Trustee and the Holders of the Notes, as follows:
ARTICLE I
GUARANTEE
Section 1.1. Markel hereby unconditionally guarantees (the “Markel Guarantee”), to each Holder of a Note and to the Trustee and its successors and assigns, (i) the full punctual payment of principal of, and premium, if any, and interest on the Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of Alterra Finance under the Indenture (including obligations to the Trustee) and the Notes and (ii) the full and punctual performance, within the applicable grace periods of all other obligations of Alterra Finance under the Indenture and the Notes.
Section 1.2. Markel further agrees that the Markel Guarantee constitutes a guarantee of payment, performance and compliance and not merely of collection.

Section 1.3. The obligation of Markel to make any payment hereunder may be satisfied by causing ACHL, as guarantor under the Indenture, or Alterra Finance to make such payment.
Section 1.4. Markel also agrees to pay any and all costs (including reasonable attorneys’ fees and expenses) incurred by the Trustee or any Holder of the Notes in enforcing any of their respective rights under the Markel Guarantee.
ARTICLE II
MISCELLANEOUS
Section 2.1. Right to Enforce. Markel expressly agrees that each of ACHL, Alterra Finance, Trustee and the Holders of the Notes are entitled to enforce Markel’s obligations under this Guarantee Agreement. Nothing in this Guarantee Agreement is intended or shall be construed to give any Person, other the Persons identified in the preceding sentence, any legal or equitable right, remedy or claim under or in respect of this Guarantee Agreement or any other provision contained herein.
Section 2.2. Governing Law. This Guarantee Agreement shall be deemed to be a contract under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of such State.
Markel agrees that service of all writs, process and summonses in any suit, action or proceeding arising under or in connection with this Guarantee Agreement in any court of the State of New York or any United States Federal court, in each case, sitting in the Borough of Manhattan, City and State of New York, may be made upon Markel Corporation at 1185 Avenue of the Americas, 16th Floor, New York, New York 10036, or to such other address within the Borough of Manhattan, City and State of New York as Markel shall designated by notice to the Trustee.
MARKEL HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS GUARANTEE AGREEMENT.
Section 2.3. Notices. All notices and other communications under this Guarantee Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or (b) on the second Business Day (as defined in the Indenture) following the date of dispatch if delivered by a recognized express courier services. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice. Notices to the Trustee shall be given in accordance with Section 11.4 of the Original Indenture. Notices to Markel shall be delivered to the address below (until another address is designated by Markel to the Trustee in writing).
Markel Corporation
4521 Highwoods Parkway
Glen Allen, VA 23060
Attention: General Counsel

Section 2.4. Successors and Assigns. All covenants, stipulations, promises and agreements in this Guarantee Agreement contained by or on behalf of Markel shall bind its successors and assigns, whether so expressed or not.
Section 2.5. Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.
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IN WITNESS WHEREOF, Markel has caused this Guarantee Agreement to be executed by its duly authorized officer as of the date first above written.

MARKEL CORPORATION

By:
	Name:	Anne G. Waleski
	Title:	Executive Vice President and Chief Financial Officer

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